Exhibit 16.1

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

July 9, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the items a (i), a (ii), and a (iv) of Item 4 included in the Form 8-K dated July 3, 2002 of Marten Transport filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP

SS

cc:   Mr. Darrell D. Rubel, Executive Vice President and Chief Financial Officer, Marten Transport